UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark One)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update: _____

☐ Form C/A: Amendment to Offering Statement: _____
    ☐ Check box if Amendment is material and investors must reconfirm within five
    business days.

☒ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer

Enginuity Power Systems, Inc.

Legal status of issuer

Corporation

Jurisdiction of Incorporation/Organization

Delaware

Date of organization

November 7, 2015

Physical address of issuer

730 S. Washington Street, Alexandria, VA 22314

Website of issuer

https://enginuitypowersystems.com

Current number of employees

36

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$8,732,683	$8,158,686
Cash & Cash Equivalents	$2,214,960	$1,558,124
Accounts Receivable	$526,442	$723,406
Short-term Debt	$2,823,912	$12,781,435
Long-term Debt	$12,638,476	$1,517,683
Revenue/Sales	$9,362,531	$5,625,363
Cost of Goods Sold	$6,463,526	$4,073,010
Taxes Paid	$0	$0
Net Income	-$2,223,383	-$2,214,501


May 2, 2022

Form C-AR

Enginuity Power Systems, Inc.


This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR" is being furnished by Enginuity Power Systems, Inc., a Delaware corporation (the "Company", as well as references to "we", "us" or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://enginuitypowersystems.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 2, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," 4 "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

Company:

Company: Enginuity Power Systems, Inc.
Address: 730 S. Washington Street, Alexandria, VA 22314
State of Incorporation: DE
Date Incorporated: November 7, 2015

The Company and its Business

Company Overview

Business: Enginuity Power Systems, Inc. (the "Company", as well as references to "Enginuity", "we", "us", or "our") is a cleantech company focused on producing clean, low-carbon energy through an innovative, highly efficient, scalable private generation system for home and small businesses. This platform, which includes our E|ONE and E|TWO units (which we refer to as our "E-Series"), provides users with electricity, hot water and heat – and can integrate with solar panels and batteries. The E|ONE can serve up to 80 million homeowners and the E|TWO can serve up to 8 million small businesses in the US alone. These units can also be scaled or paralleled for larger applications. To date, Enginuity has generated approximately $15.0 million in revenues (almost exclusively from our Katech Engineering LLC ("Katech") subsidiary, which generates revenues unrelated to the E|ONE). Enginuity's E|ONE and |TWO systems are not currently available commercially.

Enginuity originally incorporated as Warren Engine Company in 2015 in Virginia, and was reincorporated in Delaware in March 2020 under the name Enginuity Power Systems, Inc.

Business Model: Enginuity develops proprietary products until they reach commercialization, works through third parties for large scale manufacturing and assembly, and sells these products through existing business channels. Enginuity also expects to generate future service revenues through US government contracts and parts and service revenues through its wholly owned subsidiary, Katech Engineering LLC.

Today, Enginuity has 22 granted US patents and 10 pending patent applications.

Corporate Structure: Enginuity is a Delaware corporation that is majority owned by its founders. In February 2020, Enginuity purchased Katech Engineering LLC, a world-renowned engine builder, manufacturing, and testing facility. Enginuity is the sole shareholder of Katech. This acquisition allowed Enginuity to accelerate our product development and commercialization program, while generating cash and reducing costs.

Competitors and Industry

General Industry: Enginuity is in the clean energy equipment and services business, and has created a new multi-functional energy device at the intersection of HVAC equipment, home standby generation, portable generation, and distributed energy/smart grid, markets that together are projected to exceed $290 billion by the end of the current decade.

Dominating players: In the opinion of Enginuity's management, there are no dominating players competing directly against Enginuity's E-Series products. Each of the sectors above include multiple players, generally specialized in one of the areas mentioned above. For example, Generac dominates the standby generation market, Carrier leads the HVAC market, Honda and Briggs and Stratton are leaders in the portable generation market, and various players (GE, Siemens, Capstone Turbines) lead the distributed energy market, but very few compete in the size class we are in.

Enginuity's E-Series combines the best features of each of those manufacturers· products into a single all-in-one appliance.

Direct and indirect competitors: Closest direct competitors include Yanmar, Lochinvar (an AO Smith subsidiary) and Ecopower. While Yanmar and Ecopower are private, Lochinvar, which was sold to AO Smith for $418 million in 2011. Indirect competitors include the players listed above.

Current Stage and Roadmap

<u>Current Stage</u>

Enginuity has built and tested multiple working prototypes over thousands of hours, and has completed more than 85% of our commercialization efforts for its E|ONE home power system. Enginuity has been awarded a $4 million US Department of Defense contract to build multiple Ruggedized Integrated Hybrid Gen Sets (RIHGS system) that are based on engine technology similar to that powering the E|ONE, is expecting a $4 million award in 2022, and is working toward a $10+ million follow-on award to ramp up toward a product acquisition line in 2024 or 2025.

Enginuity has begun real world testing to support E|ONE commercial certification activities, and expect first steps toward product certification in H1 2022.

<u>Future Roadmap</u>

The Company's next key steps are to:

- Expand the range of fuels qualified to power the E|ONE, to include hydrogen blends; test and validate a hydrogen blend in our power device in 2022;
- Deploy early E|ONE commercial units through builders and developers across multiple US climate zones;
- Finalize agreements with E|ONE manufacturing and distribution partners; and
- Finalize commercial product in 2022 with target to begin shipping units in early 2024. Enginuity plans to accept initial orders in late 2022.

The Team

Officers and Directors

Name: Jacques Beaudry-Losique

Jacques Beaudry-Losique's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer (CEO)
  Dates of Service: July 22, 2019 - Present
  Responsibilities: Jacques was appointed to the Board in March 2021. As CEO, Jacques manages all the Company's activities on a day-to-day basis and periodically informs the Board of progress. Jacques is also heavily involved in raising capital for the Company, as well as obtaining government funds, because of his government experience. Jacques is paid $220,000 base salary per year for his services, and he owns 40,000 restricted stock units ("RSUs") and 50,000 warrants. The Company does not have prescribed compensation schemes tied to equity as this point, and equity instruments are granted at management's discretion.

- **Position:** Member of the Board of Directors
  Dates of Service: March 2021 - Present
  Responsibilities: Assist in the management of the Company

  Other business experience in the past three years:

- **Employer**: Algenol Biotech LLC
  Title: Chief Business Officer
  Dates of Service: December 16, 2016 - June 13, 2019
  Responsibilities: Business Development and Marketing

Name: Steve Niswander

Steve Niswander's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: Chairman of the Board of Directors and Founder
  Dates of Service: November 07, 20l5 - Present
  Responsibilities: Steve serves on the Board, and also serves in a role equivalent to that of a "Chief Business Officer". He is in charge of setting up partnerships with major investors, product and channel partners and large manufacturing partners. Steve Niswander receives a salary of $200,000 per year. Steve is a major owner of the Company and owns 311,647 class A common shares and 100,000 warrants. The Company does not have prescribed compensation schemes tied to equity as this point, and equity instruments are granted at management's discretion.

Name: James Warren

James Warren's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: Vice President of Design and Founder
  Dates of Service: November 07, 2015 - Present
  Responsibilities: Jim is responsible for the invention of our original engine platform, as well as for multiple iterations of this engine since the company's foundation. Jim's primary focus is to provide new design ideas, and manage our creative marketing efforts. Jim is also responsible for managing our growing patent portfolio, which require constant attention. Jim is paid $140,000 per year for his services. As one of the original founders, Jim owns 350,091 shares of Enginuity and 102,875 warrants. The Company does not have prescribed compensation schemes tied to equity as this point, and equity instruments are granted at management's discretion.

Name: Vince Meyers

Vince Meyers's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: EVP, Operations
  Dates of Service: July 11, 2015 - Present
  Responsibilities: Vince oversees Katech Operations and is responsible for making sure Katech's resources are properly deployed to support Enginuity's engineering and manufacturing efforts. Vince is the key executive in charge of building the E|ONE prototypes, and also in charge of our supply chain of technology vendors. Vince is paid $200,000 per year for his services. He also has 25,000 RSUs and 127,000 warrants. The Company does not have prescribed compensation schemes tied to equity as this point, and equity instruments are granted at management's discretion.

Name: Greg Powell

Greg Powell's current primary role is with Powell Associates. Greg Powell currently services 4 hours per week in his role with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: Chief Technology Officer (Acting) and Board Member
  Dates of Service: November 07, 2015 - Present
  Responsibilities: Board Member, Advisor, inventor. Greg periodically provides innovative ideas and concepts that are added to the Company's IP portfolio. Greg is responsible for a large share of our mCHP patents. For his services, Greg or an affiliate have been granted 238,172 Enginuity warrants, 75,000 of which are held directly by Greg, and 163,172 of which are held by Powell Associates, an affiliated entity. As compensation for his current and past contributions since his initial involvement with

the Company in 2015 (including previously uncompensated time and travel expenses, as well as for making key introductions to investors and grant funding sources), we issued Greg Powell (i) 200,000 warrants at a strike price of $36.11/share (*i.e.*, the average share price for the Class B Common Stock issued in the crowdfunding campaign closed on March 10, 2022) and (ii) 75,000 Class A Common Stock restricted stock units (RSUs) for compensation for work performed in 2022, which were satisfied from our stock incentive pool. The Company does not have prescribed compensation schemes tied to equity as this point, and equity instruments are granted at management's discretion.

Other business experience in the past three years:

- **Employer**: Powell Associates
  Title: President
  Dates of Service: January 01, 1983 – Present
  Responsibilities: Executive management

Name: Datta Godbole

Datta Godbole's current primary role is with Edge2Cloud IoT LLC. Datta Godbole currently services 35 hours per week in his role with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: Board Member
  Dates of Service: May 01, 2021 - Present
  Responsibilities: Attend Board Meetings, Vote on Resolutions, and advise the Company occasionally. Dr. Godbole is compensated directly by Enginuity's major investor, Emerson Collective, and Enginuity's management is not privy to this arrangement. He has also been granted 5,000 RSUs. The Company does not have prescribed compensation schemes tied to equity as this point, and equity instruments are granted at management's discretion.

Other business experience in the past three years:

- **Employer**: Edge2Cloud IoT LLC
  Title: Founder and CTO
  Dates of Service: March 02, 2020 - Present
  Responsibilities: Founder and Consultant

- **Employer**: Honeywell Building Technologies Title: VP and CTO
  Dates of Service: January 01, 2018 - March 01, 2020
  Responsibilities: Lead R&D and Product Development Efforts

- **Employer**: University of Minnesota Title: Faculty Member (Part-Time)
  Dates of Service: September 01, 2021 - Present
  Responsibilities: Teaching

Risk Factors

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk.
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Company's capital stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections.
There can be no assurance that we will meet our projections. There can be no assurance that we will be able to find sufficient demand for our products, that people think they represent better options than competing products, or that we will able to provide the service at a level that allows us to make a profit and still attract business.

The transferability of the Securities purchased in the crowdfunding campaign is limited.
Any common share purchased through our crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time.
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the renewable energy industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed.
We anticipate needing to raise additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, we may not succeed or even survive.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are currently at historically low levels, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage could be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of the crowdfunding offering and/or other financings. The use of proceeds described in our crowdfunding campaign was an estimate based on our then-current current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information.

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service.

It is possible that there may never be an operational E|ONE, E|TWO or RIHGS or that these products may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders.

Some of our products are still in the prototype phase and might never be operational products.

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured three prototypes for our E|ONE. Delays or cost overruns in the development of our E|ONE, E|TWO, and/or RIHGS, and the failure of the product to meet our performance estimates, may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights.
The Class B common stock that an investor purchased in the crowdfunding campaign has no voting rights attached to them. This means that these investors will have limited to no rights in dictating how the Company will be run, and will be dependent on management's discretion in making good business decisions that will grow the value of the Company. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Our new product(s) could fail to achieve the sales projections we expected.
Our growth projections are based on an assumption that, with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of our Company and your investment.

We face significant market competition.
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early-stage company and have not yet generated any profits.
Enginuity Power Systems was formed in November 2015, as Warren Engine Company. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. We have incurred a net loss and have had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or at any point in the future or that we will generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents and patent applications that we might not be able to protect properly.
One of the Company's most valuable assets is its intellectual property. The Company's owns 22 issued patents and has 10 patent applications. We believe one of the most valuable components of

the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may require the Company to spend amounts in excess of the amounts previously budgeted by the Company's management, putting additional pressure on the Company's finances.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time.
Our ability to sell products is dependent on the outside government regulation such as EPA (Environment Protection Agency) rules and regulations. The laws and regulations concerning the selling of our products may be subject to change, and, if they do, then the selling of certain products may no longer be in the best interest of the Company. If the Company decides as a result to discontinue one or more product lines, your investment in the Company may be materially and adversely affected.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks.
We may be vulnerable to hackers who may access the data of our investors and other companies that utilize our platform. Further, any significant disruption in service on Enginuity Power Systems or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third- party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Enginuity Power Systems could harm our reputation and materially negatively impact our financial condition and business.

Discontinuation of Natural Gas service.
The policy and regulatory environment for natural gas may be such that natural gas service may be discontinued in some areas, and restricted in particular for new construction. This could reduce the demand for our products and/or services and materially and adversely affect our business prospects and your investment as a result.

Policy environment.
The current US policy environment, which focuses on rapid decarbonization, may deter investors in products that are powered by natural gas and/or propane, such as the Company's current and planned products.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the Company's holders of 20% or more of any class of voting securities as of the date of the filing of this C-AR.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Steve Niswander	411,647*	Class A Common Stock and Warrants to purchase Class A Common Stock	15.86
James Warren	452,966*	Class A Common Stock and Warrants to purchase Class A Common Stock	17.45
John Wyngert	338,262	Class A Common Stock	13.03

* Includes 100,000 warrants to purchase Class A Common Stock held by Mr. Niswander and 102,875 warrants to purchase Class A Common Stock held by Mr. Warren.

The Company's Securities

The Company has authorized Class B Common Stock, Convertible Note, and Class A Common Stock.

Class B Common Stock

The amount of security authorized is 500,000 shares, with a total of 60,904 shares outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Class B Common Stock is non-voting.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $9,385,000.00
Maturity Date: January 31, 2023
Interest Rate: 6.0%
Discount Rate: 6.0%
Valuation Cap: None
Conversion Trigger: Qualified Offering of $5 million in Preferred Stock

Material Rights

Convertible Notes Outstanding Aggregate: $9,385,000.00.

Note 1: Amount owed: $1,500,000.00

　　Material terms: Conversion into preferred stock at valuation cap of $7.5 million

Note 2: Amount owed: $2,000,000.00

　　Material terms: Conversion into preferred stock at 20% discount of qualified offering

Note 3: Amount owed: $200,000.00

　　Material terms: Conversion into preferred stock at 20% discount of qualified offering

Note 4: Amount owed: $2,685,000.00

　　Material terms: Conversion into preferred stock at 20% discount of qualified offering

Note 5: Amount owed: $3,000,000.00

Material terms: Conversion into preferred stock at 25% discount of qualified offering

Class A Common Stock

The amount of security authorized is 4,500,000 shares, with a total of 2,372,335 shares outstanding.

Voting Rights

Customary voting rights for common shares, one vote per share.

Material Rights

The total number of Class A Common Stock shares outstanding, 2,372,335 shares, includes 1,044,542 shares of Class A Common Stock, 1,127,793 shares of Class A Common Stock Warrants, and 200,000 shares of Class A Common Stock Incentives.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the Company, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in the Company's crowdfunding offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (*e.g.*, convertible bonds, preferred shares, or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities purchased in the Crowdfunding Offering

For a year, the securities purchased in the crowdfunding offering can only be resold:

- In an IPO;
- To the Company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Type of security sold: Convertible Note
Final amount sold: $3,000,000.00
Use of proceeds: Katech Engineering LLC Acquisition, Working Capital, Product Development
Date: March 13, 2020
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $2,885,000.00
Use of proceeds: Product Development & Marketing
Date: September 13, 2019
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $1,500,000.00
Use of proceeds: Product Development
Date: November 15, 2015
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $2,000,000.00
Use of proceeds: Product development and marketing
Date: September 28, 2017
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $557,000.00 Number of Securities Sold: 19,349
Use of proceeds: Product development and general corporate expenses.
Date: June 30, 2021
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $900,000.00 Number of Securities Sold: 17,218
Use of proceeds: Payment for Katech transaction
Date: March 14, 2020
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity Final amount sold: $412,660.00 Number of Securities Sold: 7,985
Use of proceeds: Product development and general corporate expenses.

Date: October 01, 2019
Offering exemption relied upon: 506(b)

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $2,174,084.06
Number of Securities Sold: 60,904
Use of proceeds: Marketing, Product Development, Working Capital
Date: August 2021 through March 2022
Offering exemption relied upon: Regulation CF

Financial Information

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Unaudited financial statements of the Company are attached hereto as Exhibit A.

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Enginuity Power Systems, Inc., formerly Warren Engine Company, has been in business since November 2015. Between 2015 and 2019, the Company mostly invested in research and development and engineering and, as a result, had generated little revenue ($74,000) and negative net income through the end of 2020. We acquired a Michigan company in February 2020, named Katech Engineering LLC, which generated approximately $5.55 million of revenues and $490,000 of net income in 2020. Our consolidated net income remained negative due to the continued cash burn experienced by Enginuity due to product development and general corporate expenses.

The short-term debt increased significantly, from $13,531 to $12.8 million, because of the acquisition of a revenue-generating company, Katech Engineering, and because the Emerson notes·status moved from long-term debt to short-term debt due to their July 31, 2021 expiration date. These notes have now been extended to January 2023, as documented in this section.

Historical results and cash flows:

Historical projections are not expected to be consistent with future results. Consolidated revenues were $9.363 million in 2021 compared to $5.625 million in 2020, an increase of $3.373 million. Consolidated revenue in 2020 only included Katech's product and services revenues for 10.5 months, since we purchased the company in February 2020. 2021 financial results include a full year of

Katech's product and services revenues.

Katech's Gross Margins increased from 35% in 2020 to 38% in 2021. Enginuity's contribution to Gross Margins was negative in both 2021 and 2020, with resources used for government contract execution exceeding revenue recognition from these contracts in both years. Enginuity's revenues, negligible to date, are expected to generate gross margins between 25% and 40% in the future, comparable to Katech's.

Katech's expenses were approximately $2.1 million and Enginuity's expenses were $1.8 million in 2021, for a consolidated total of roughly $3.9 million. Katech's expenses were approximately $1.8 million and Enginuity's expenses were $1.4 million in 2020, for a consolidated total of roughly $3.3 million. Katech's expenses are expected to remain at or below 31% of revenues and are driven primarily by SG&A salaries and benefits and facility expenses. Enginuity's expenses are driven by marketing, engineering and SG&A expenses. We expect Enginuity's expenses to increase and exceed $5 million in 2022, driven primarily by engineering and product development expenses, and secondarily by marketing expenses.

Katech's revenues are expected to increase in 2022, and Enginuity will likely substantially increase government revenues in 2022. Enginuity expects to generate initial commercial revenues in addition to government revenues in 2024 and beyond. Management believes Enginuity's target of generating more than $50 million of EBITDA by 2025 is achievable if we raise sufficient funds to execute our business plan.

Liquidity and Capital Resources

While our cash level balances vary from month to month, our cash balance at the end of 2021 was $2,214,960 on a consolidated basis.

How do the funds from this crowdfunding campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised from the crowdfunding campaign are important to our operations but are not the sole source of funding we have.

1)   Katech's revenues have grown to a level such that they now fully fund Katech's operations, and management estimates that such revenues will generate approximately $400,000 of cash annually to fund Enginuity's operations.

2)   Enginuity is working to secure an additional $4 million government contract in 2022, which will further fund a large part of the government work the company is performing.

3)   We are currently dealing with legacy efforts to raise funds through private equity. These efforts may or may not result in funds for the company, but Enginuity's management will only accept these funds if they are beneficial to Enginuity and all its existing shareholders.

4)   Our current Notes holder is a "friendly" investor, which may or may not contribute additional funds to our company.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

We are considering refinancing our Katech building to generate cash for the company (+$300,000) and a potential new private equity raise pursuant to Regulation D. We are also considering potential funds from our legacy private equity raise, as discussed earlier. The amounts would likely not exceed $1M.

Indebtedness

- **Creditor:** Pinnacle Financial Group
  Amount Owed: $1,450,000
  Interest Rate: 10.0%
  Maturity Date: January 1, 2025

- **Creditor:** Five Lakes
  Amount Owed: $91,335.50
  Interest Rate: 5.24%
  Maturity Date: September 30, 2026

- **Creditor:** Leaf Financial
  Amount Owed: $4,414.44
  Interest Rate: 5.51%
  Maturity Date: February 28, 2022

- **Creditor:** Tech Financial Services
  Amount Owed: $95,117.87
  Interest Rate: 4.66%
  Maturity Date: November 01, 2023

- **Creditor:** Tech Financial Services
  Amount Owed: $32,807.69
  Interest Rate: 5.24%
  Maturity Date: March 15, 2024

- **Creditor:** Emerson Collective
  Amount Owed: $1,500,000.00
  Interest Rate: 6.0%
  Maturity Date: January 31, 2023
  Conversion into preferred stock at valuation cap of $7.S million

- **Creditor:** Emerson Collective
  Amount Owed: $2,000,000.00
  Interest Rate: 6.0%
  Maturity Date: January 31, 2023
  Conversion into preferred stock at 20% discount of qualified offering

- **Creditor:** Emerson Collective
  Amount Owed: $200,000.00
  Interest Rate: 6.0%
  Maturity Date: January 31, 2023
  Conversion into preferred stock at 20% discount of qualified offering

- **Creditor:** Emerson Collective
  Amount Owed: $2,685,000.00
  Interest Rate: 6.0%
  Maturity Date: January 31, 2023
  Conversion into preferred stock at 20% discount of qualified offering

- **Creditor:** Emerson Collective
  Amount Owed: $3,000,000.00
  Interest Rate: 6.0%
  Maturity Date: January 31, 2023
  Conversion into preferred stock at 25% discount of qualified offering

Related Party Transactions

Name of Entity: Related Parties
Relationship to Company: Related Parties
Nature/ amount of interest in the transaction: There were 1,044,542 shares of Class A Common Stock issued and outstanding as of December 31, 2021. The Company has also issued 1,129,793 warrants for shares of Class A Common Stock and 200,000 shares of Class A Common Stock subject to Stock Incentive Plans. These issuances involve certain related parties to the Company.
Material Terms: These warrants can be exercised at $7.50 per share.

Name of Entity/Person: Greg Powell
Relationship to Company: Board Member
Nature/ amount of interest in the transaction and Material Terms: As compensation for his current and past contributions since his initial involvement with the Company in 2015 (including previously uncompensated time and travel expenses, as well as for making key introductions to investors and grant funding sources), we issued Greg Powell (i) 200,000 warrants at a strike price of $36.11/share (*i.e.*, the average share price for the Class B Common Stock issued in the crowdfunding campaign closed on March 10, 2022) and (ii) 75,000 Class A Common Stock restricted stock units (RSUs) for compensation for work performed in 2022, which were satisfied from our stock incentive pool.

Regulatory Information

Disqualification
No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance Failure
The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End), or, if such day is not a business day, on the next business day. Once posted, the annual report may be found on the Company's website at https://enginuitypowersystems.com/ (https://enginuitypowersystems.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

 (1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

 (2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

 (3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

 (4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

 (5) it liquidates or dissolves its business in accordance with state law.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

ENGINUITY POWER SYSTEMS, INC.

By: /s/ Jacques Beaudry-Losique
Name: Jacques Beaudry-Losique
Title: CEO and Director

Exhibit A

Financial Statements

[Attached]


Enginuity Power Systems, Inc.
BALANCE SHEETS
As at December 31, 2021 and 2020
(Unaudited)


	2021	2020
ASSETS		
Current Assets		
Cash and cash equivalents	$ 2,214,960	$ 1,558,124
Accounts receivable	526,442	723,406
Inventory	1,344,357	1,097,585
Other current assets	62,744	85,915
Total current assets	4,148,503	3,465,030
Fixed assets	3,810,332	3,710,808
Less: accumulated depreciation	(462,853)	(186,303)
Goodwill	954,935	954,935
Intangible assets	298,447	214,216
Less: accumulated amortization	(16,681)	-
Total Assets	$ 8,732,683	$ 8,158,686
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts and credit cards payable	516,457	652,848
Convertible notes payable, current portion	-	9,385,000
Convertible note accrued interest payable, current portion	-	1,224,242
Customer deposits	628,090	1,217,450
Accrued Expenses	139,327	-
Deferred revenue	1,258,037	-
PPP loan payable	107,001	107,001
Notes payable, current portion	175,000	194,894
Total Current Liabilities	2,823,912	12,781,435
Convertible notes payable	9,385,000	-
Accrued interest payable	1,787,342	-
Equipment-backed loans	160,134	172,234
Land contract	-	1,345,449
Mortgage	1,306,000	-
Total Liabilities	15,462,388	14,299,118
SHAREHOLDERS' EQUITY		
Common stock (5,000,000 shares authorized, 1,044,542 shares issued and outstanding as of December 31, 2021)	2,946,774	1,312,664
Retained deficit	(9,676,479)	(7,453,096)
Total Shareholders' Capital	(6,729,705)	(6,140,432)
Total Liabilities and Shareholders' Equity	$ 8,732,683	$ 8,158,686

Enginuity Power Systems, Inc.
STATEMENTS OF OPERATIONS
For Years Ending December 31, 2021 and 2020
(Unaudited)

	2021	2020
Revenues, net	$ 9,362,531	$ 5,625,363
Cost of goods sold-- materials	4,343,545	2,993,503
Cost of goods sold-- labor	947,893	519,033
Cost of goods sold-- other	1,172,088	560,474
Gross profit	2,899,005	1,552,353
Operating expenses		
Marketing and selling	567,312	413,098
Engineering and professional	375,391	375,273
Other general and administrative	2,933,118	2,600,878
Total operating expenses	3,875,821	3,389,249
Net Operating Income (Loss)	(976,816)	(1,836,896)
PPP forgiveness income	-	420,200
Profit Sharing (expense)	(165,370)	-
Interest (expense)	(787,805)	(593,023)
Depreciation (expense)	(221,131)	(159,750)
Amortization (expense)	(72,261)	(45,032)
Tax (provision) benefit	-	-
Net Income (Loss)	$ (2,223,383)	$ (2,214,501)

Enginuity Power Systems, Inc.
STATEMENT OF CHANGES TO SHAREHOLDERS' EQUITY
For Years Ending December 31, 2021 and 2020
(Unaudited)

	Common Stock	Retained Deficit	Shareholders Capital
Balance as of January 1, 2020	$ 412,660	$ (5,238,595)	$ (4,825,935)
Capital contributions	900,004		900,004
Net Income (Loss)	-	(2,214,501)	(2,214,501)
Balance as of December 31, 2020	**1,312,664**	**(7,453,096)**	**(6,140,432)**
Capital contributions	1,634,110		1,634,110
Net Income/(Loss)	-	(2,223,383)	(2,223,383)
Balance as of December 31, 2021	$ 2,946,774	$ (9,676,479)	$ (6,729,705)

Enginuity Power Systems, Inc.
STATEMENTS OF CASH FLOWS
For Years Ending December 31, 2021 and 2020
(Unaudited)

	2021	2020
Operating Activities		
Net Income (Loss)	(2,223,383)	(2,214,501)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add back: depreciation	221,131	159,750
Add back: amortization	72,261	-
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	196,964	(723,406)
(Increase) Decrease in inventory	(246,772)	(1,097,585)
(Increase) Decrease in other current assets	23,171	(85,915)
Increase (Decrease) in accounts payable	(136,391)	639,317
Increase (Decrease) in customer deposits	(589,360)	1,217,450
Increase (Decrease) in accrued expenses	139,327	-
Increase (Decrease) in Deferred Revenue	1,258,037	-
Increase (Decrease) in convertible note interest payable	563,100	528,642
Net cash used in operating activities	(721,915)	(1,576,248)
Investing Activities		
Capital expenditures	(183,755)	(4,462,275)
Net cash used in investing activities	(183,755)	(4,462,275)
Financing Activities		
Capital contributions	1,634,110	900,004
Decrease in N/P's and Mortgage	(71,604)	-
Proceeds from convertible and other notes payable	-	4,819,578
Net change in cash from financing activities	1,562,506	5,719,582
Net change in cash and cash equivalents	656,836	(318,946)
Cash and cash equivalents at beginning of period	1,558,124	1,877,070
Cash and cash equivalents at end of period	2,214,960	1,558,124

Enginuity Power Systems, Inc.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020
(Unaudited)

NOTE 1- NATURE OF OPERATIONS

ENGINUITY POWER SYSTEMS, INC. (which may be referred to as the "Company", "we", "us", or "our") was a corporation originally formed as Warren Engine Company, Inc. under the laws of Virginia on November 7, 2015. On March 25, 2020, the Company redomiciled to Delaware and was renamed as Enginuity Power Systems, Inc. The Company manufactures and develops high performance automobile engine and part upgrades.

Acquisition
In the first quarter of 2020, the Company acquired Katech, a limited liability company based in Michigan for approximately $2,198,000. The purchase price consideration consisted of $675,000 in cash, $900,000 in acquirer's stock and liabilities assumed of approximately $624,000. The results of Katech have been consolidated with the Company for financial statement presentation purposes. Subsequent the acquisition, the Company also acquired, from a different seller, the building that Katech had occupied in exchange for $1,882,967 (net of seller concessions) payable as cash considerations of $464,729 and a seller- financed promissory note for the balance.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operations in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consist of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $ 2,214,960 and $ 1,558,124 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvement that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation and amortization is provided using the straight-line method, based on useful lives of the assets which range from 3 to 20 years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.

Income Taxes

Income Taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement   of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements.

The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its manufactured power systems.

Accounts Receivable

The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In June, 2019, FASB amended ASU No. 2019-07, Compensation- Stock Compensation, to expand the scope of Topic 718, Compensation Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3- DEBT

The Company's obligations relate to convertible loans totaling $9,385,000 (not including accrued but unpaid interest), and equipment backed loans, other loans and an obligation on a mortgage all totaling $ 1,641,134. The Company records these loans as current or long term based on the maturity date. The equipment-backed loans, other loans and mortgage require monthly payments. The convertible loans were issued in five tranches as of December 31, 2021 as follows:

Principal Amount	Issuance Date	Maturity Date	Conversion Discount	Valuation Cap	Stated Interest Rate per annum	Accrued Interest
$ 1,500,000	Nov 2015	Jan 2023	90%	$ 7,500,000	6%	551,342
$ 2,000,000	Sep 2017	Jan 2023	80%	N/A	6%	511,233
$ 200,000	Jul 2019	Jan 2023	80%	N/A	6%	29,523
$ 2,685,000	Sep 2019	Jan 2023	80%	N/A	6%	370,751
$ 3,000,000	Mar 2020	Jan 2023	75%	N/A	6%	324,493
						1,787,342

Additionally, the Company procured $ 107,001 of funding under the CARES Act of 2020 in Paycheck Protection Program loans ("PPP Loans") backed by the US Small Business Administration (the "SBA"). The PPP Loans are forgivable if the Company uses the funds in accordance with the SBA's regulations. The Company expects to meet those requirements and have the loan forgiven.

NOTE 4- INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2021 and 2020. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2021 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 5- COMMITMENTS AND CONTINGENCIES

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not currently aware of any pending or threatened litigation.

NOTE 6- RELATED PARTY TRANSACTIONS

The Company is a corporation with 4,500,000 shares authorized of Class A common stock and 500,000 of Class B non-voting common stock. Aside from the 1,044,542 of Class A common stock issued and outstanding as of December 31, 2021, the Company has also issued 1,127,793 warrants for shares and 200,000 of Class A Common Shares subject to Stock Incentive Plans.

NOTE 7- CROWDFUNDED OFFERING

In 2021, the Company offered securities that is exempt from registration under Regulation CF. The offering campaign was made through StartEngine, a FINRA approved Regulation CF funding portal.